FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02041269


SEC MAIL PROCESSING
RECEIVED
JUN 17 2002
WASH. D.C. 164 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the months of November, 2001 to May, 2002

Vannessa Ventures Ltd.
(Translation of Registrant's Name into English)

Suite 1710, 1040 West Georgia Street
Vancouver, British Columbia, Canada V6E 4H1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes √ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - 4473



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: x Schedule A

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report
Vannessa Ventures Ltd.	**December 31, 2001**	**02/02/28**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
#1710-1040 West Georgia St. Vancouver, B.C., V6E 4H1	**604-689-8907**	**604-689-8927**
Contact Person **Manfred Peschke**	*Contact's Position* **President**	*Contact's Telephone No.* **604-689-8927**
Contact Email Address **vannessa@direct.ca**	*Web Site Address* **vannessaventures.com**	
CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature [signature]	Print Full Name **MANFRED PESCHKE**	*Date Signed* YY/MM/DD **02/02/28**
Director's Signature [signature]	Print Full Name **GEORGE D. CHAPEL**	*Date Signed* YY/MM/DD **02/02/28**

VANNESSA VENTURES LTD.

NINE MONTHS ENDED DECEMBER 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See Financial Statements (Note 4)

2. Related party transactions:

   See Financial Statements (Note 6)

3. Summary of securities issued and options granted during the period:

   a) Securities issued during the period: See financial statements (Note 5)
   b) Options granted during the period were as follows:

Date	Number	Optionee	Exercise Price	Expiry Date
---PER ATTACHED SCHEDULE---				

4. Summary of securities as at the date of this report:

   a) See financial statements (Note 5)
   b) See financial statements (Note 5)
   c) See financial statements (Note 5)
   d) See financial statements (Note 5)

5. Names of the directors and officers as at the date of this report:

   d) List of directors:

   George Chapel
   Lorn Gordon
   Vern Hall
   Manfred Peschke
   Erich Rauguth

   List of Officers:

   Manfred Peschke, President

VANNESSA VENTURES LTD.

Options granted April 1, 2001 to December 31, 2001 at $.95, expiring on July 24, 2006

Number	Optionee
50,000	George Chapel
5,000	Jennifer Falconer
50,000	Lorne Gordon
50,000	Vern Hall
10,000	Nestor Hernandez
30,000	Eric X. Lavarack
10,000	Nelson Lindermann
80,000	Paul Matysek
10,000	Patricia Navarro
5,000	Esther Park
250,000	Manfred Peschke
20,000	Mark Peschke
250,000	Erich Rauguth
350,000	Richard Genovese
5,000	Diwanti Janki
5,000	Vincent Fessio
10,000	Stephen Lamazon
15,000	Rene Gay Pola
15,000	Marianna Almeida
15,000	Luis Ignacio Rojas
15,000	Alonso Mago Tovar
15,000	Jesus Carvajal
250,000	David Stevenson
10,000	Marco Rubinos
250,000	Suzanne L. Wood
1,775,000	

VANNESSA VENTURES
SCHEDULE"C"
MANAGEMENT DISCUSSIONS
DECEMBER 31, 2001

During the third quarter ended December 31, 2001, the Maple Creek Diamond and Gold project located in Guyana progressed to the final stage of construction and testing, paving the way for production in early 2002. Test runs on diverse material were carried out to fine tune individual processing units prior to complete assembly. Exploration work consisting of pitting and sampling was continued in areas adjacent to the project to determine the potential of the deposit for extension.

On November 19, 2001, The Corporacion Venezolana de Guyana (CVG) advised the company that it would cancel the existing work contract for the Las Cristinas gold deposit located in KM 88 Venezuela. In conjunction with this decision, the CVG took possession of the Las Cristinas camp and confiscated equipment belonging to the legal operator, Minera Las Cristinas (MINCA) currently 95% owned by Vannessa. MINCA initiated court proceedings before Venezuela courts to reverse these illegal acts. Decisions are still pending.

Subsequent Events
The company received the mining permit for the Crucitas, Costa Rica Gold deposit. Vannessa expects to submit the Environmental Impact Study shortly.

The company completed a non-brokered private placement of 780,000 units at a price of $ 1 per unit. Each unit consists of 1 common share and 1 warrant good for the purchase of one additional share at a price of $1.15 for a period of 12 months effective 24 January 2001.

Financings.
At the end of the quarter, the company had $1.6 million in working capital. No warrants or options were exercised during the quarter.

Capital Assets
Capital assets declined slightly to $1,489,611 due to amortization. Exploration Stage Mineral Interests increased by $ 2,168,052 to $11,007,092 due to the acquisition and exploration costs at Las Cristinas, Crucitas and Potaro.

Expenses
Administration expenses increased by $475,331 to $1,154,308 over the corresponding quarter of the previous year mainly due to interest, investor relations and travel expenses and transfer agent/listing fees. Details are set out in the attached financial statements.

Investor relations
No changes in the investor relations staff or contracts were made during the quarter.

Vannessa Ventures Ltd

Consolidated Interim Financial Statements

Nine months ended December 31, 2001

(Unaudited – Prepared by Management)

Vannessa Ventures Ltd

Consolidated Interim Balance Sheets
December 31, 2001 and March 31, 2001
(Unaudited – Prepared by Management)

	(in Canadian dollars)	
	December 31 2001	**March 31 2001**
ASSETS		
Current assets		
Cash and term deposits	$ 2,053,951	$ 7,269,303
Accounts receivable	23,858	7,469
Prepaid expenses	336,316	78,598
	2,414,125	7,355,370
Capital assets *(Note 3)*	1,489,611	1,317,523
Exploration stage mineral interests *(Note 4)*	11,007,092	6,908,942
	$ 14,910,828	$ 15,581,835
LIABILITIES		
Current liabilities		
Accounts payable ***(Note 6)***	$ 478,338	$ 508,846
Bank loan	344,167	-
	822,505	508,846
SHAREHOLDERS' EQUITY		
Share capital *(Note 5)*	26,225,945	26,070,795
Deficit	(12,137,622)	(10,997,806)
	14,088,323	15,072,989
	$ 14,910,828	$ 15,581,835

APPROVED BY THE DIRECTORS

_______________ **Director**

_______________ **Director**

- See Accompanying Notes -

Vannessa Ventures Ltd

Consolidated Interim Statement of Operations and Deficit
Nine and three months ended December 31, 2001 and 2000
(Unaudited – Prepared by Management)

(in Canadian dollars)

	Nine months ended December 31 2001	2000	Three months ended December 31 2001	2000
Administrative expenses				
Amortization	$ 24,907	$ 13,740	$ 7,979	$ (123,096)
Automotive	4,312	4,167	1,576	1,503
Bank charges and interest	16,820	13,199	8,644	4,594
Consulting	75,044	71,267	48,887	(73,875)
Insurance	14,427	17.404	14,427	12,404
Interest	71,182	-	34,462	-
Investor relations	367,378	130,416	178,417	73,545
Management fees	107,290	79,920	48,070	26,640
Office and miscellaneous	44,953	45,565	17,006	11,688
Office wages and services	86,575	72,662	8,952	29,463
Professional fees	59,312	50,727	33,227	20,328
Rent	58,616	55,325	15,839	15,325
Telephone	29,296	28,932	8,835	6,181
Transfer agent and listing fees	37,789	7,358	32,702	2,119
Travel and accommodation	156,407	88,295	16,119	16,012
	(1,154,308)	(678,977)	(475,143)	22,831
Other items				
Write-down of exploration mineral interests	(110,759)	-	(46,448)	-
Interest income	125,250	79,334	23,107	30,768
	14,491	79,334	(23,341)	30,768
Loss from operations	(1,139,817)	(599,643)	(498,484)	7,937
Deficit – beginning of period	(10,997,805)	(8,416,208)	(11,639,138)	(9,023,788)
Deficit – end of period	$ (12,137,622)	$ (9,015,851)	$ (12,137,622)	$ (9,015,851)
Loss per share *(Note 2(f))*	$ (0.025)	$ (0.02)	$ (0.011)	$ 0.0002

- See Accompanying Notes -

Vannessa Ventures Ltd
Consolidated Interim Statement of Cash Flows
Nine and three months ended December 31, 2001 and 2000
(Unaudited – Prepared by Management)

	(in Canadian dollars)			
	Nine Months ended December 31		Three months ended December 31	
	2001	2000	2001	2000
CASH FLOWS PROVIDED BY (USED FOR):				
Operating activities				
Loss from operations	$ (1,139,817)	$ (599,643)	$ (498,484)	$ 7,937
Add: non-cash items				
Amortization	24,907	13,740	7,979	(123,096)
Write-down of exploration mineral interests	110,759	-	46,448	-
	(1,004,151)	(585,903)	(444,057	(115,159)
Net changes in other non-cash operating accounts				
Accounts receivable	(16,389)	(31,779)	(3,224)	(10,956)
Prepaid expenses	(257,718)	(45,600)	14,015	(45,600)
Accounts payable	(30,508)	283,132	86,168	(175,075)
	(1,308,766)	(380,150)	(347,098)	(346,790)
Investing activities				
Capital assets	(196,995)	(919,441)	20,344	(876,860)
Exploration stage mineral interests	(4,765,113)	(4,000,246)	(2,214,499)	(2,032,243)
	(4,962,108)	(4,919,687)	(2,194,155)	(2,909,103)
Financing activities				
Share capital issued	155,150	587,850	-	70,200
Contributed by joint venture partner	556,205	1,526,350	-	926,950
Property purchase obligation	-	1,345,000		1,345,000
Bank loan	344,167	(93,753)	344,167	(31,251)
	1,055,522	3,365,447	344,167	2,310,899
(DECREASE) IN CASH	(5,215,352)	(1,934,390)	(2,197,086)	(944,994)
CASH – BEGINNING OF PERIOD	7,269,303	3,279,003	4,251,037	2,289,607
CASH – END OF PERIOD	$ 2,053,951	$ 1,344,613	$ 2,053,951	$ 1,344,613

- See Accompanying Notes -

1. OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral interests.

Funding for operations is raised primarily through public and private share offerings. Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation

b) Amortization

Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

Aircraft	25%	Declining balance
Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Mining equipment	20%	Declining balance
Office furniture and equipment	20%	Declining balance
Vehicles	30%	Declining balance

Assets are amortized at one-half these rates in the year of acquisition.

c) Foreign exchange

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the period.

Realized gains and losses from foreign currency transactions are charged to income in the period.

Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

d) Mineral exploration interests

The Company is in the process of exploring and developing its mineral interests. None of the Company's mineral property interests have reached a stage of commercial development.

Costs incurred for exploration and development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

2. SIGNIFICANT ACCOUNTING POLICIES – CONT...

d) Mineral exploration interests – cont...

Capital assets which are dedicated to specific properties are capitalized under the property to which they relate.

Capitalized costs as reported on the balance sheet represent costs incurred to date and do not necessarily, nor are they intended to, reflect present or future value. Recovery of costs is dependent upon future commercial success or proceeds from disposition of the mineral interests.

The Company holds various mineral exploration interests outside of Canada. Exploration and development expenditures are deferred and are either charged to a specific interest if identifiable, or where an area of interest is defined encompassing multiple interests, prorated on a systematic basis over the properties in the identified area. Where a specific interest within an area of interest is abandoned, the accumulated acquisition and deferred costs relating to that interest are either reallocated to the remaining interests in the area or written off directly if identifiable.

The Company reviews the carrying value of its exploration stage mineral interests on a periodic basis for impairment.

If an entire area of interest is abandoned or sold, all of the costs associated with the area are written off.

Proceeds on dispositions of partial mineral interests and recoveries from bulk sampling during exploration are credited as a reduction of carrying costs. No profit or loss is realized until all of the related costs have been offset by disposition proceeds. If an interest or area is placed into commercial production, accumulated costs to production will be amortized on the units of production method.

e) Administrative costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

f) Loss per share

Loss per share is calculated on the basis of the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as it would be anti-dilutive.

g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

4. EXPLORATION STAGE MINERAL INTERESTS – CONT...

A) Brazil

i) Trombetas / Santa Rosa

In April 1995, the Company entered into an agreement to acquire a 100% direct interest in the shares of Vannessa Brasil S.A. (formerly Vencan Mineracao S.A.) "Vannessa Brasil".

Initial consideration paid for the purchase of the interest in Vannessa Brasil was as follows:

a) $50,000 U.S. (paid)

b) 300,000 common shares of the Company (issued)

Vannessa Brasil is a party to a joint venture agreement to explore and develop the Trombetas/Anaua/Santa Rosa mining concessions. Under the terms of the joint venture agreement, Vannessa Brasil has earned the following rights:

a) 50% interest in the Trombetas / Santa Rosa concessions for $500,000 U.S. (paid)

b) to increase its interest in the concessions to 85%

Subsequent to the above, in October 1996, the Company entered into an agreement to increase its interest in the Trombetas / Santa Rosa concessions to 100% together with a 100% interest in three other non-contiguous blocks of concessions and waiver of the requirement to spend $4.5-million U.S. on exploration and development.

Consideration for this agreement was as follows:

a) $200,000 U.S. (paid)

b) 200,000 common shares of the Company (issued)

c) 100,000 common shares of the Company to be issued over time in accordance with satisfactory results from exploration of the concessions;

The Trombetas mineral interests consist of 8 concessions totalling approximately 80,000 hectares under active exploration licenses renewable yearly by payment of concessions fees.

The Santa Rosa mineral interests consist of 8 concessions totalling approximately 80,000 hectares under exploration license.

On January 10, 2000, the Company entered into a Property Rights Purchase Agreement whereby it negotiated with the vendor a reduction in the purchase price of carried interests in the properties from $6-million U.S. to a one-time payment of $75,000 U.S. (paid) and the issuance of 100,000 common shares (issued) .

4. EXPLORATION STAGE MINERAL INTERESTS – CONT...

B) Costa Rica – cont...

Consideration for the acquisition was as follows:

a)	A cash payment of $25,000 (paid)	$	25,000
b)	Issuance of 250,000 common shares of the Company at a price of $1.15 per share (issued)		287,500
c)	Payment of certain payables of the vendor not exceeding $499,606 U.S.		619,976
d)	Assumption of the vendor's requirement to pay staged acquisition payments totalling $1,000,000 U.S. payable in five annual instalments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. Paid to date $400,000 U.S.		618,000
e)	Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share (issued)		92,000
f)	Legal and other fees relating to the acquisition		23,626
g)	Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20 million U.S.		-
		$	1,666,102

Regulatory approval for this transaction was obtained on June 2, 2000.

C) Guyana

i) Potaro District

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits/concessions located in the Potaro Mining District #2 as follows:

a)	45 permits/concessions for $29,000 U.S. (paid)	$	42,828
b)	a finder's fee of 15,000 common shares at a price of $0.77 per share (issued)		11,550
		$	54,378

4. EXPLORATION STAGE MINERAL INTERESTS – CONT...

C) Guyana – cont...

Mine development

On February 29, 2000 the Company entered into a joint venture agreement as follows:

a) To develop and mine two of the Company's properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. ("Vanarde");

b) The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

c) The joint venture partner agreed to contribute a total of $2.2 million U.S. in return for 40% of the outstanding shares of Vanarde;

d) The joint venture partner has the right to acquire 100% of all diamonds recovered at values appraised independently;

e) Vanarde agrees to an accelerated return of the initial contribution made by the Company's joint venture partner at 72% of the net profits of Vanarde up to $2.2 million U.S. The balance of net profits will be apportioned as to 18% to Vannessa and 10% to be retained in Vanarde;

f) After the threshold of $2.2 million U.S. has been paid to the Company's joint venture partner, the net profits of Vanarde will be distributed according to respective shareholdings;

g) The Company's joint venture partner has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.;

Pursuant to this agreement, Vanarde has received advances totalling $2,999,304 Cdn. from its joint venture partner, net of finders' fees. This advance was designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired have been charged to the joint venture and the advances have been recorded as a recovery of exploration and development expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture partner of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

ii) Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.

4. EXPLORATION STAGE MINERAL INTERESTS – CONT...

C) Guyana – cont...

ii) Marudi Mountain – cont...

Consideration for the acquisition is as follows:

a)	150,000 common shares at a price of $0.40 per share (issued) Providing the agreement continues in good standing, the Company will issue 50,000 shares annually at a price of $0.40 per share to the vendor for a maximum of five years	$	60,000
b)	A finder's fee of 10,000 shares at a price of $0.40 per share (issued)		4,000
c)	A commitment to keep the interest in good standing		-
d)	Assumption of the vendor's net profit participation obligation when the interest goes into production		-
e)	$10.00 U.S. per ounce of gold production		-
		$	64,000

iii) Reconnaissance area

Effective October, 1998, the Company through its wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres.

Non-refundable fees paid for the granting of the initial reconnaissance rights totalled $218,557 (150,000 U.S.). During the period, an additional fee of $76,500 ($50,000 U.S.) has been paid to extend the reconnaissance rights to March 31, 2002. These fees totalling $295,027 have been capitalized as acquisition costs. Upon conclusion of the selection process the cost will either be allocated to concessions acquired or written-off if no concessions are acquired.

D) Venezuela

i) La Fe

In agreements dating from January 1994 through October 1995, a subsidiary of the Company acquired the mining rights and license for the gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

Consideration for the acquisition was as follows:

a)	100,000 common shares at $0.60 per share (issued)	$	60,000
b)	Cash paid		445,000
c)	Land survey fees paid		40,620
d)	A finder's fee of 200,000 shares at a price of $0.16 per share (issued)		32,000
e)	Less: recoveries		(13,992
		$	563,268

4. EXPLORATION STAGE MINERAL INTERESTS – CONT...

D) Venezuela – cont...

ii) Yuruan

In April 1997, the Company entered into an agreement for the acquisition of the mining license for the Yuruan Concession located in the Kilometre 88 District, Venezuela.

Consideration for the acquisition was as follows:

a)	Cash per letter agreement	$	65,000
b)	Costs incurred to maintain legal standing		58,415
		$	123,415

iii) Kilometre 88

In June 1999, the Company entered into a purchase agreement to acquire 100% of all the shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

Consideration for the acquisition was as follows:

250,000 common shares at a price of $0.75 per share (issued)	$	187,500
Cash $50,000 U.S. (paid)		74,524
Legal services paid		14,508
Current liabilities assumed		2,924
		279,456
Less allocated to:		
Current assets		20,709
Capital assets		43,539
	$	215,208

The vendor retains a 10% carried interest in the mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return.

The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce from production provided the Company exercises its option within 180 days of completion of the feasibility study.

iv) Las Cristinas

In July 2001, the Company entered into a share purchase agreement with certain vendors whereby it acquired all the outstanding shares of a Venezuelan corporation indirectly owned by Placer Dome Inc. giving the company a 95% interest in Minera Las Cristinas ("Minca"), a company which holds the rights to exploit the area known as Las Cristinas located in the Bolivar State of the Republic of Venezuela.

The Company's 5% partner in the Las Cristinas project has not agreed to proceed with the Company as its new partner and the project is halted pending court proceedings.

5. SHARE CAPITAL

	December 31, 2001		March 31, 2001	
	# of shares	$	# of shares	$
Authorized				
100,000,000 common shares without par value				
Issued				
Beginning of period	46,123,473	26,070,795	31,117,085	18,331,923
Common shares	-	-	380,000	399,500
Warrants exercised	-	-	14,301,388	7,175,722
Options exercised	215,000	155,150	325,000	163,650
End of period	46,338,473	26,225,945	46,123,473	26,070,795

During the period, options were exercised at prices ranging from $0.63 to $0.75 per share.

As at the period end there were no share purchase warrants outstanding.

As at the period end, the Company had share purchase options outstanding to directors and employees as follows:

# of shares	Exercise price	Expiry date
300,000	$0.98 per share	April 1, 2004
545,000	$0.96 per share	May 17, 2005
1,775,000	$0.95 per share	July 24, 2006
2,620,000		

6. RELATED PARTY TRANSACTIONS

Accounts payable includes amounts due of $19,325 (March 31, 2001 - $11,350) to companies controlled by two Directors of the Company.

During the period, the Company incurred expenditures for management fees, administrative services and certain fixed expenses totalling $240,426 (December 31, 2000 - $172,255) from companies controlled by two Directors of the Company.

On April 1, 1999, the Company entered into a Management Agreement with a company controlled by a Director for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela at $12,175 U.S. per month. The agreement continues from year to year until such time as notice of termination is given by either party.

Related party transactions have been recorded at their exchange amount.

7. SEGMENTED INFORMATION

	December 31 2001	March 31 2001
Identifiable assets by geographic location:		
Canada	$ 3,264,174	$ 8,249,250
Brazil	1,351,823	1,352,838
Costa Rica	3,507,324	2,409,095
Guyana	3,488,609	2,173,980
Venezuela	3,298,898	1,396,672
	$ 14,910,828	$ 15,581,835

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

9. SUBSEQUENT EVENT

Subsequent to the period end, 183,700 share purchase options were exercised at prices ranging from $0.95 to $0.96 per share for total proceeds of $175,307.

10. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALL ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared using Canadian Generally Accepted Accounting Principles ("GAAP") which do not differ materially from United States GAAP with respect to accounting policies and disclosures in these financial statements except as set out below:

a) Under U.S. GAAP deferred exploration costs and acquisition costs which have been deferred in the accounts under Canadian GAAP would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to determine value for purposes of performing an impairment analysis.

The Company has not established or applied for full exploitation rights on mineral interests nor are mineral interests sufficiently advanced to determine value. Accordingly, for U.S. GAAP purposes the costs deferred under Canadian GAAP have been expensed in the periods incurred.

If accounting principles generally accepted in the United States were followed, the effect on the consolidated statement of operations, balance sheet items, and statement of cash flows would be:

	2001	2000	1999
	$	$	$
Statement of Operations			
Net loss - Canadian GAAP	(1,139,817)	(599,463)	(492,032)
Adjustment for deferred exploration costs	(2,939,810)	(8,473,674)	(1,530,433)
Net loss - U.S. GAAP	(4,079,627)	(9,073,137)	(2,022,465)
Weighted average number of shares outstanding - Canadian GAAP	46,231,364	31,625,251	29,289,468
Loss per share - U.S. GAAP	(0.09)	(0.29)	(0.07)
Balance Sheet items			
Shareholders' equity - Canadian GAAP	14,088,323	12,177,352	9,452,216
Adjustment for deferred exploration costs	(8,440,683)	(10,363,465)	(5,294,797)
Shareholders' equity - U.S. GAAP	5,647,640	1,813,887	4,157,419
Resource property interests - Canadian GAAP	11,007,092	10,363,465	5,294,797
Adjustment for deferred exploration	(8,440,683)	(10,363,465)	(5,294,797)
Resource property interests - U.S. GAAP	2,566,409	-	-

10. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALL ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	2001 $	2000 $	1999 $
Statements of cash flows			
Operating activities - Canadian GAAP	(1,308,766)	(473,903)	(595,817)
Adjustment for exploration costs	(3,851,573)	(4,155,246)	(1,530,433)
Operating activities - U.S. GAAP	(5,160,339)	(4,629,149)	(2,126,250)
Investing activiies - Canadian GAAP	(4,962,108)	(4,919,969)	(2,389,753)
Adjustment for exploration costs	3,851,573	4,155,246	1,530,433
Investing activities - U.S. GAAP	(1,110,535)	(764,723)	(859,320)

b) 637,499 common shares are held in escrow. Under the listing terms of the Canadian Venture Exchange, initial escrow shares were issued at $0.01 per share. Since the initial issue of escrow shares, the Company has undergone share rollbacks and escrow shares have been transferred from parties no longer associated with the Company. Information relating to the computation of appropriate compensation expense under U.S. GAAP is not readily available and has not been determined. Management feels the amount of such past compensation expense would not be material or relevant to these financial statements given the restructuring history of the Company since inception and initial issuance of the escrow shares. Escrow shares are subject to escrow until certain conditions have been met. Under U.S. GAAP, the release of the escrowed shares may be deemed to be a form of compensation, and the Company would recognize under U.S. GAAP compensation expense in an amount equal to the difference between the amount paid for the shares and the fair value of the shares on the date they became releasable from escrow. The amount of the compensation expense, if any, cannot be determined at this time.

c) The Company has elected to follow Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. The exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant. Accordingly, under APB 25 no compensation expense has been recognized.

d) Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied. Accordingly, such shares are excluded from the computation of the weighted average of shares outstanding.

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia St.
Vancouver, BC
V6E 4H1

August 29, 2001

British Columbia Securities Commission
Alberta Securities Commission
Canadian Venture Exchange

Dear Sir or Madam:

Subject:

We confirm that the following material was sent via prepaid mail on August 29, 2001 to the supplemental mail list of the Vannessa Ventures Ltd.:

First Quarter Report for the 3 months ended June 30, 2001.

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,

Mark Peschke
Office Manager
Vannessa Ventures Ltd.



Sedar made simple



Electronic Data Filing Inc.

Suite 822-470 Granville Street
Vancouver, BC V6C 1V5
Phone: (604) 879-9956
Fax: (604) 879-4005
E-mail: edf@sedarfiling.com

FILING RECEIPT

COMPANY: Vannessa **DATE:** Nov. 30/01

ATTENTION: Fred/Mark

C.C.:

The following pages are confirmation that your filing has been received by the SEDAR server at the time indicated at the bottom of page 1, heading 'Status List". Note that the time indicated is in Eastern Time. Please retain this copy for your records.

Please use this receipt to verify that the information submitted on your behalf is correct.

Please feel free to call if you have any questions.

Thank you

Electronic Data Filing

2nd Quarter

C /edf/admin/ltrhead2/faxsheet doc

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00407087)

Other Issuer Cover Page

Project #: 00407087

Filing Type: Interim Financial Statements

Issuer Name: 00008415 Vannessa Ventures Ltd.

Filing Subscriber Name: Electronic Data Filing Inc.

Financial Period Ended: 09/30/2001

Financial Period Date Relates to ... 2nd quarter (6 mos.) ended

Subscriber Information

Contact

Contact: Manfred Peschke

Tel: (604)689-8927 Ext:

Subscriber

Company Name: Electronic Data Filing Inc.

User Name:

Userid: edff0310

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Canadian Venture Exchange - BC	

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following persons for the number of shares set opposite their names hereunder.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on March 31, 1999; May 17, 2000; and July 24, 2001 copies of which are attached to this Treasury Order, and that the company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address		
Lorne B. Gordon 1190-700 9th Ave. Southwest Calgary, Alberta T2P 3V4	150,000	$0.98
Lorne B. Gordon 1190-700 9th Ave. Southwest Calgary, Alberta T2P 3V4	50,000	$0.96
Lorne B. Gordon 1190-700 9th Ave. Southwest Calgary, Alberta T2P 3V4	50,000	$0.95
George D. Chapel Box 8, Site 36, R.R. #4 Calgary, Alberta T2M 4L4	50,000	$0.95
Paul Matysek 1609 Gladstone Avenue Victoria, BC V8R 1S6	20,000	$0.95

The share certificates issued hereunder shall bear no legend.

Dated this 16th day of May 2002.

VANNESSA VENTURES LTD.

Per:________________________
Director

Per:________________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.



VANCOUVER STOCK EXCHANGE

TELEPHONE (604) 689-3334 FACSIMILE (604) 844-7502

Direct Line: 488-3149

April 14, 1999

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #43648

We acknowledge receipt of your letter dated April 1, 1999 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Lorne B. Gordon	150,000
John K. Amundrud	150,000

The options are exercisable up to March 31, 2004 at a price of $0.98 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 3.6, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

It is the responsibility of the Company to determine the availability of the exemption(s) in the B.C. Securities Act used and to meet all legal requirements of the exemption(s). Also, shareholder approval to the grant of the options must be obtained prior to the exercise of options granted to insiders.



This fax will be the only copy you receive. Should you have any questions, please contact the undersigned.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance Services

LS\nl

cc BC Securities Commission
Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\251334\1

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of Incentive** Stock Options required to be filed by the Company with the **CanadianVenture Exchange,** affixing the Company seal as required;

TERMINATION

There being no further business, UPON MOTION duly made and seconded, IT WAS RESOLVED **that the Meeting** terminate.

Chairman & Recording Secretary

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 24th DAY OF JULY, 2001

PRESENT: Manfred Peschke
Vern Hall (by telephone)
George Chapel (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 1,775,000 shares of the Company's capital stock excercisable in whole or in part on or before July 24th, 2006 at a price of $0.95 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Chapel, George	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Hernandez, Nestor	No	10,000
Lavarack, Eric X.	No	30,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Navarro, Patricia	No	10,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	250,000
Peschke, Mark	No	20,000
Rauguth, Erich	Yes	250,000
Genovese, Richard	No	350,000
Janki, Diwanti	No	5,000
Fessio, Vincent	No	5,000
Lamazon, Stephen	No	10,000
Gay Pola, Rene	No	15,000
Almeda, Mariana	No	15,000
Rojas, Luis Ignacio	No	15,000
Mago Tovar, Alonso	No	15,000
Carvajal, Jesus	No	15,000
Stevenson, David	No	250,000
Rubinos, Marco	No	10,000
Wood, Suzanne L.	No	250,000
Total:		1,775,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of** Incentive Stock Options required to be filed by the Company with the **CanadianVenture Exchange**, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following corporation for the number of shares set opposite its name hereunder.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on November 15, 1998, a copy of which is attached to this Treasury Order, and that the Company has received full value for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Sutton Resources Ltd.	50,000	0.40 (deemed)

The share certificates issued hereunder shall bear no legend.

Dated this 16th day of May 2002.

VANNESSA VENTURES LTD.

Per:________________________
Director

Per:________________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.

MINUTES OF A DIRECTORS' MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 -1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 15TH DAY OF NOVEMBER, 1998

PRESENT: Manfred Peschke
Luca Riccio
Vern Hall (by telephone)
John Bingham (by telephone)
James Boyce (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

ACQUISITION MARUDI MOUNTAIN PROJECT

WHEREAS:

A. Romanex (Guyana) Exploration Limited ("Romanex"), a wholly-owned subsidiary of Sutton Resources Ltd. ("Sutton"), is the holder of the exploration rights to a gold concession (the "Marudi Mountain Project") located on Marudi Mountain in southwestern Guyana;

B. Sutton wishes to sell and the Company wishes to acquire all of the shares of Romanex;

C. A-Q Marketing Corporation ("A-Q") has provided services to the Company as a finder with respect to the acquisition in consideration of which the Company has agreed to pay a fee to A-Q;

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. The acquisition of a 100% interest in Romanex by the Company on the terms as presented to the meeting be and the same is hereby approved;

2. The payment of a finder's fee (the "Finder's Fee") of 10,000 common shares in the capital of the Company to A-Q with respect to the acquisition be and is hereby approved;

3. The President, Secretary or any one Director be and the same are hereby authorized to sign any and all documentation necessary to complete this acquisition including the acquisition agreement (the "Agreement") and a Transaction Summary Form to be filed with the Vancouver Stock Exchange affixing the Company seal as required;

4. 360,000 common shares of the Company at a deemed price of $0.40 per share be and the same are hereby allotted for issue pursuant to the Agreement and the Finder's Fee and upon the Vancouver Stock Exchange accepting the acquisition for filing and upon full satisfaction of any and all terms or conditions of the Agreement or required by the Vancouver Stock Exchange to be met prior to issuance, be and the same are hereby authorized to be issued as fully paid and non-assessable as follows:

Name	Number of Shares
Sutton Resources Ltd. Suite 900 - 999 West Hastings Street Vancouver, B.C. V6C 2W2	350,000
A-Q Marketing Corporation 2076 Clare Place Port Coquitlam, B.C. V3C 1B5	10,000

5. The Registrar and Transfer Agent of the Company is hereby authorized:

a. to issue and countersign certificates representing a total of 360,000 common shares in the capital of the Company as follows:

Name	Number of Common Shares
Sutton Resources Ltd. Suite 900 - 999 West Hastings Street Vancouver, B.C. V6C 2W2	350,000
A-Q Marketing Corporation 2076 Clare Place Port Coquitlam, B.C. V3C 1B5	10,000

b. to enter the name of the vendor and finder and all other necessary particulars in respect of the issuance of the shares hereunder and the aforementioned allotments in the register of members and allotments of the Company.

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

____
Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated September 18, 2001, a copy of which is attached.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on July 24, 2001, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Mark Peschke 1008-1060 Alberni Street Vancouver, BC V6E 4K2	10,000	$0.95

Dated this 22nd day of May 2002.

VANNESSA VENTURES LTD.

Per:________________________
Director

Per:________________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.


CDNX

September 18, 2001

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #67020

We acknowledge receipt of your letter dated August 3, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
George Chapel	50,000
Jennifer Falconer	5,000
Lorne Gordon*	50,000
Vern Hall	50,000
Nestor Hernandez	10,000
Eric X. Lavarack	30,000
Nelson Lindermann	10,000
Paul Matysek	80,000
Patricia Navarro	10,000
Esther Park	5,000
Manfred Peschke	250,000
Mark Peschke	20,000
Erich Rauguth	250,000
Richard Genovese	350,000
Diwanti Janki	5,000
Vincent Fessio	5,000
Stephen Lamazon	10,000
Rene Gay Pola	15,000
Mariana Almeda	15,000
Luis Ignacio Rojas	15,000
Alonso Mago Tovar	15,000
Jesus Carvajal	15,000
David Stevenson	250,000
Marco Rubinos	10,000
Suzanne L. Wood	250,000

The options are exercisable up to July 24, 2006 at a price of $0.95 per share.

P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA CANADA V7Y 1H1
TEL (604) 689-3334 FAX (604) 488-3121 www.cdnx.com


CDNX

*** Please note that the options granted to Mr. Lorne Gordon are only conditionally accepted until we receive his Personal Information Form.**

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6968 / FAX: (604) 844-7502 / EMAIL: vwong@cdnx.com.

Yours truly,

Vivienne Wong
Assistant Analyst
Corporate Finance

VW/

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\770260\1


MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 24th DAY OF JULY, 2001

PRESENT: Manfred Peschke
Vern Hall (by telephone)
George Chapel (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 1,775,000 shares of the Company's capital stock excercisable in whole or in part on or before July 24th, 2006 at a price of $0.95 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Chapel, George	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Hernandez, Nestor	No	10,000
Lavarack, Eric X.	No	30,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Navarro, Patricia	No	10,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	250,000
Peschke, Mark	No	20,000
Rauguth, Erich	Yes	250,000
Genovese, Richard	No	350,000
Janki, Diwanti	No	5,000
Fessio, Vincent	No	5,000
Lamazon, Stephen	No	10,000
Gay Pola, Rene	No	15,000
Almeda, Mariana	No	15,000
Rojas, Luis Ignacio	No	15,000
Mago Tovar, Alonso	No	15,000
Carvajal, Jesus	No	15,000
Stevenson, David	No	250,000
Rubinos, Marco	No	10,000
Wood, Suzanne L.	No	250,000
Total:		1,775,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of Incentive** Stock Options required to be filed by the Company with the **CanadianVenture** Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, UPON MOTION duly made and seconded, **IT WAS RESOLVED that the Meeting terminate.**

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following persons for the number of shares set opposite their names hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated June 7, 2000, a copy of which is attached.

We certify that the allotment and issuance of the shares has been approved by a resolution passed by the directors of the Company on May 17, 2000, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Pacific International Securities Inc. In trust for Jennifer Falconer 1900-666 Burrard St. Vancouver, BC V6C 3N1	5,000	$0.96
Pacific International Securities Inc. In trust for Esther Park 1900-666 Burrard St. Vancouver, BC V6C 3N1	5,000	$0.96

Dated this 23rd day of May 2002.

VANNESSA VENTURES LTD.

Per: ______________________
Director

Per: ______________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.



CANADIAN VENTURE EXCHANGE

June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
John Aroundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Peschke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".



CANADIAN VENTURE EXCHANGE



It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\466905\1



MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of** Incentive Stock Options required to be filed by the Company with the **CanadianVenture** Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED that the Meeting** terminate.

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue a certificate for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated June 7, 2000, a copy of which is attached.

We certify that the allotment and issuance of the shares has been approved by a resolution passed by the directors of the Company on May 17, 2000, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Erich Rauguth P.O. Box 31091 Whitehorse, YT Y1A 5P7	80,000	$0.96

Dated this 27th day of May 2002.

VANNESSA VENTURES LTD.

Per:____________________
Director

Per:____________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.



June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
John Amundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Pesohke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BC CANADA V7Y 1H1
TEL (604) 689-3334 FAX (604) 844-4081 WWW.CDNX.CA


X
VENTURE

CANADIAN VENTURE EXCHANGE

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCPM\669051\1

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of Incentive** Stock Options required to be filed by the Company with the **CanadianVenture Exchange**, affixing the Company seal as required;

TERMINATION

There being no further business, UPON MOTION duly made and seconded, **IT WAS RESOLVED that the Meeting terminate.**

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue a certificate for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated June 7, 2000, a copy of which is attached.

We certify that the allotment and issuance of the shares has been approved by a resolution passed by the directors of the Company on May 17, 2000, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the Canadian Venture Exchange Policy 6, you are hereby authorized to send a copy of this treasury order to the Canadian Venture Exchange and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Nelson Lindermann Rua Carlos Pereira de Melo No. 470 Bairro Jardim Floresta Boa Vista, Roraima Brazil Z.P. 10-000	10,000	$0.96

Dated this 22nd day of April, 2002.

VANNESSA VENTURES LTD.

Per: ______________________
Director

Per: ______________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.



CANADIAN VENTURE EXCHANGE

June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
John Aroundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Peschke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

P.O. BOX [illegible], [illegible] GRANVILLE STREET, VANCOUVER, BC CANADA [illegible]
TEL [illegible] FAX [illegible] WWW.CDNX.CA

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\466905\1



MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of Incentive** Stock Options required to be filed by the Company with the **CanadianVenture Exchange**, affixing the Company seal as required;

TERMINATION

There being no further business, UPON MOTION duly made and seconded, **IT WAS RESOLVED that the Meeting terminate.**

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue a certificate for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated June 7, 2000, a copy of which is attached.

We certify that the allotment and issuance of the shares has been approved by a resolution passed by the directors of the Company on May 17, 2000, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the Canadian Venture Exchange Policy 6, you are hereby authorized to send a copy of this treasury order to the Canadian Venture Exchange and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Paul Matysek 1609 Gladstone Avenue Victoria, BC V8R 1S6	50,000	$0.96

Dated this 3rd day of March, 2002.

VANNESSA VENTURES LTD.

Per: ______________________
Director

Per: ______________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.


VENTURE

CANADIAN VENTURE EXCHANGE

June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
John Aroundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Peschke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

P.O. BOX [illegible], [illegible] GRANVILLE STREET, VANCOUVER, BC CANADA [illegible]
TEL [illegible] FAX [illegible] WWW.CDNX.CA



CANADIAN VENTURE EXCHANGE

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\466905\1



MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of Incentive** Stock Options required to be filed by the Company with the **CanadianVenture Exchange**, affixing the Company seal as required;

TERMINATION

There being no further business, UPON MOTION duly made and seconded, IT WAS RESOLVED **that the Meeting terminate.**

Chairman & Recording Secretary

12G3-2(b) #82-4473

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated September 18, 2001, a copy of which is attached.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on July 24, 2001, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the Canadian Venture Exchange Policy 6, you are hereby authorized to send a copy of this treasury order to the Canadian Venture Exchange and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Erich Rauguth 22 Blanchard Road Whitehorse, YT Y1A 4T7	250,000	$0.95

Dated this 13th day of March, 2002.

VANNESSA VENTURES LTD.

Per: ______________________
Director

Per: ______________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 24th DAY OF JULY, 2001

PRESENT:

Manfred Peschke
Vern Hall (by telephone)
George Chapel (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 1,775,000 shares of the Company's capital stock excercisable in whole or in part on or before July 24th, 2006 at a price of $0.95 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Chapel, George	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Hernandez, Nestor	No	10,000
Lavarack, Eric X.	No	30,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Navarro, Patricia	No	10,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	250,000
Peschke, Mark	No	20,000
Rauguth, Erich	Yes	250,000
Genovese, Richard	No	350,000
Janki, Diwanti	No	5,000
Fessio, Vincent	No	5,000
Lamazon, Stephen	No	10,000
Gay Pola, Rene	No	15,000
Almeda, Mariana	No	15,000
Rojas, Luis Ignacio	No	15,000
Mago Tovar, Alonso	No	15,000
Carvajal, Jesus	No	15,000
Stevenson, David	No	250,000
Rubinos, Marco	No	10,000
Wood, Suzanne L.	No	250,000
Total:		1,775,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company** all documentation requiring execution, including Stock Option Agreements **and a Declaration of** Incentive Stock Options required to be filed by the Company with the **CanadianVenture** Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary



September 18, 2001

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #67020

We acknowledge receipt of your letter dated August 3, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
George Chapel	50,000
Jennifer Falconer	5,000
Lorne Gordon*	50,000
Vern Hall	50,000
Nestor Hernandez	10,000
Eric X. Lavarack	30,000
Nelson Lindermann	10,000
Paul Matysek	80,000
Patricia Navarro	10,000
Esther Park	5,000
Manfred Peschke	250,000
Mark Peschke	20,000
Erich Rauguth	250,000
Richard Genovese	350,000
Diwanti Janki	5,000
Vincent Fessio	5,000
Stephen Lamazon	10,000
Rene Gay Pola	15,000
Mariana Almeda	15,000
Luis Ignacio Rojas	15,000
Alonso Mago Tovar	15,000
Jesus Carvajal	15,000
David Stevenson	250,000
Marco Rubinos	10,000
Suzanne L. Wood	250,000

The options are exercisable up to July 24, 2006 at a price of $0.95 per share.




CDNX

*** Please note that the options granted to Mr. Lorne Gordon are only conditionally accepted until we receive his Personal Information Form.**

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6968 / FAX: (604) 844-7502 / EMAIL: vwong@cdnx.com.

Yours truly,

Vivienne Wong
Assistant Analyst
Corporate Finance

VW/

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCF\770260\1

TREASURY ORDER
(Private Placement)

February 18, 2002

Computershare Trust Company of Canada
Montreal Trust Centre
510 Burrard Street 4th Floor
Vancouver BC V6C 3B9

Pursuant to directors' resolutions passed on January 17, 2002 and as approved by the Canadian Venture Exchange on February 18, 2002 under Submission No. 71785, you are hereby authorized and directed to hold to the order of and to issue certificates for 780,000 fully-paid common shares of the capital stock of Vannessa Ventures Ltd. (the "Company"), as set out in Schedule "A" attached hereto.

We certify that payment therefor has been received in full and, therefore, these shares and warrants are fully paid and non-assessable and are being issued as part of a private placement by the Company pursuant to available exemptions under the *Securities Act* (British Columbia).

You are hereby authorized and directed to reserve 780,000 common shares in the capital stock of the Company for issuance pursuant to the exercise of the warrants at the exercise price of $1.15 and to issue such shares upon the exercise thereof.

We hereby certify that the 780,000 common shares reserved for issuance have been allotted for issuance and, upon exercise thereof and receipt of full payment therefor, shall be issued as fully paid and non-assessable.

All share certificates should be printed with the following legends:

> ***"Without prior written approval of the Canadian Venture Exchange (the "Exchange") and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until June 19, 2002."***
>
> ***"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before February 19, 2003".***

The above noted legend(s) should be imprinted on the face of the certificates (or if the face of the certificates has insufficient space, on the back of the certificates with a reference on the face of the certificates to the legend(s).

There will be 46,361,353 common shares in the capital of the Company issued and outstanding upon the issuance of the securities pursuant to this treasury order.

<u>SCHEDULE "A"</u>

Name and Address of Allottee	Number of Common Shares	Deemed Price per Share
Nazinine Jamshidi 829 Kafrian Street, PO Box 220 University of Jordan District Amman, Jordan 11118	780,000	$1.00

VANNESSA VENTURES LTD.

Per: ______________________________
Manfred Peschke, Director

Per: ______________________________
GEORGE CHAPEL, Director

C/S

February 18, 2002

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sirs\Mesdames:

RE: VANNESSA VENTURES LTD. ("VVV")
Private Placement-Non-Brokered – Submission No. 71785

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 24, 2002:

Number of Shares:	780,000 shares
Purchase Price:	$1.00 per share
Warrants:	780,000 non-transferable share purchase warrants to purchase 780,000 shares
Warrant Exercise Price:	$1.15 for a one year period
Number of Placees:	1 placee

No Insider / Pro Group Participation

The Company must issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

for Sean Joe
Analyst
Corporate Finance

SJ\lc

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\856281\1

VANNESSA VENTURES LTD. (the "Company")

MINUTES OF A MEETING OF THE DIRECTORS OF THE COMPANY

HELD AT CALGARY, ALBERTA ON THURSDAY, JANUARY 17, 2002

ORGANIZATION

PRESENT:

Manfred Peschke
Erich Rauguth
George Chapel
Lorne Gordon
Vern Hall (By Phone)

Manfred Peschke took the chair. A quorum being present (and all the Directors having waived notice of the Meeting), the Chairman declared the Meeting to be regularly constituted and open for the transaction of business.

Private Placement of 780,000 Units of the Company

WHEREAS the Company has received an offer to subscribe, on a private placement basis of 780,000 units of the Company (the "Units") at $1.00 per Unit, each Unit consisting of one fully paid common share in the capital of the Company and one non-transferable share purchase warrant (a "Warrant"), each Warrant entitling the subscriber to purchase one additional share in the capital of the Company (a "Warrant Share") at a price of $1.15 per share for a period of twelve months from the date of final approval of the subscriptions by the Canadian Venture Exchange;

1. **Approval of Subscription Agreement**

BE IT RESOLVED that:

(a) the Company accept the said subscriptions and enter into an agreement (the "Subscription Agreement") between the Company and each subscriber of Units set out in the table below (the "Subscriber"), in the form to be approved by any one of the directors or officers of the Company, providing for the issue and sale of an aggregate of up to 780,000 Units to such Subscribers:

Name & Address of Purchaser	Number of Shares Purchased	Warrants Exercisable for the Following Number of Shares
Nazinine Jamshidi 829 Kafrian Street, PO Box 220 University of Jordan District Amman, Jordan 11118	780,000	780,000

(b) any one of the directors or officers of the Company is hereby authorized on behalf of the Company to settle the form of, execute under the common seal of the Company or otherwise and deliver such Subscription Agreements in the form such director or officer may approve, such approval to be conclusively evidenced by his execution thereof.

2. **<u>Application to the Canadian Venture Exchange</u>**

BE IT RESOLVED that:

(a) the application to the Canadian Venture Exchange:

(i) for approval of the issuance of the Units and of the issuance of the Warrant Shares; and

(ii) for the listing of the additional shares which will be issued at the closing of the private placement and upon exercise of the Warrants,

is hereby ratified and confirmed; and

(b) there be filed with the Canadian Venture Exchange all documents other things as may be necessary in connection therewith.

3. **<u>Allotment of Common Shares</u>**

BE IT RESOLVED that:

(a) up to 780,000 common shares are hereby allotted to the Subscriber, subject to receipt and acceptance by the Company of the subscription for Units, at an issue price of $1.00 per share; and

(b) upon and subject to the Company receiving payment in full of the issue price of the Units, the shares so allotted and paid for be issued to the Subscriber as fully paid and non-assessable common shares and Computershare Trust Company of Canada shall be instructed, by way of a Treasury Order executed by two directors of the Company, to issue share certificates representing the Warrant Shares so issued.

4. **<u>Approval of Share Purchase Warrants</u>**

BE IT RESOLVED that the directors hereby authorize and approve the creation, issuance and sale of 780,000 Warrants granting the holder thereof the option to purchase one common share for each Warrant held at an exercise price of $1.15 per share for a period of twelve months after the date of approval of the private placement by the Canadian Venture Exchange and on such other terms and conditions as may be approved by any one director or officer of the Company, such approval to be conclusively evidenced by his execution of the warrant certificate.

5. **Allotment of Shares for Issue Upon Exercise of Warrants**

BE IT RESOLVED that:

(a) up to 780,000 common shares are hereby allotted to the Subscriber to be issued pursuant to the exercise of the Warrants at an issue price of $1.15 per share, subject to the exercise of the Warrants on or before twelve months after the date of approval of the private placement by the Canadian Venture Exchange; and

(b) upon and subject to the Company receiving payment in full of the exercise price of the Warrant Shares allotted by this resolution and satisfaction of the terms and conditions set out in the Warrants, the Warrant Shares so allotted and paid for be issued to the Subscriber thereof as fully paid and non-assessable common shares and Computershare Trust Company of Canada be instructed, by way of a Treasury Order executed by two directors of the Company, to issue and deliver share certificates representing the Warrant Shares so issued.

8. **Miscellaneous Acts and Documents**

BE IT RESOLVED that any one Director or officer be and he is hereby authorized to carry out any act for and on behalf of the Company and to execute and deliver such deeds, documents and other instruments in writing as he in his discretion may consider necessary for the purpose of giving effect to these resolutions and all forms to be filed with the regulatory authorities.

MANFRED PESCHKE

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated September 18, 2001, a copy of which is attached.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on July 24, 2001, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Mark Peschke 1008-1060 Alberni Street Vancouver, BC V6E 4K2	10,000	$0.95

Dated this 24nd day of May 2002.

VANNESSA VENTURES LTD.

Per:______________________
Director

Per:______________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.


CDNX

September 18, 2001

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #67020

We acknowledge receipt of your letter dated August 3, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	**No. of Shares**
George Chapel	50,000
Jennifer Falconer	5,000
Lorne Gordon*	50,000
Vern Hall	50,000
Nestor Hernandez	10,000
Eric X. Lavarack	30,000
Nelson Lindermann	10,000
Paul Matysek	80,000
Patricia Navarro	10,000
Esther Park	5,000
Manfred Peschke	250,000
Mark Peschke	20,000
Erich Rauguth	250,000
Richard Genovese	350,000
Diwanti Janki	5,000
Vincent Fessio	5,000
Stephen Lamazon	10,000
Rene Gay Pola	15,000
Mariana Almeda	15,000
Luis Ignacio Rojas	15,000
Alonso Mago Tovar	15,000
Jesus Carvajal	15,000
David Stevenson	250,000
Marco Rubinos	10,000
Suzanne L. Wood	250,000

The options are exercisable up to July 24, 2006 at a price of $0.95 per share.



*** Please note that the options granted to Mr. Lorne Gordon are only conditionally accepted until we receive his Personal Information Form.**

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6968 / FAX: (604) 844-7502 / EMAIL: vwong@cdnx.com.

Yours truly,

Vivienne Wong
Assistant Analyst
Corporate Finance

VW/

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\770260\1

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 24th DAY OF JULY, 2001

PRESENT:

Manfred Peschke
Vern Hall (by telephone)
George Chapel (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 1,775,000 shares of the Company's capital stock excercisable in whole or in part on or before July 24th, 2006 at a price of $0.95 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Chapel, George	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Hernandez, Nestor	No	10,000
Lavarack, Eric X.	No	30,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Navarro, Patricia	No	10,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	250,000
Peschke, Mark	No	20,000
Rauguth, Erich	Yes	250,000
Genovese, Richard	No	350,000
Janki, Diwanti	No	5,000
Fessio, Vincent	No	5,000
Lamazon, Stephen	No	10,000
Gay Pola, Rene	No	15,000
Almeda, Mariana	No	15,000
Rojas, Luis Ignacio	No	15,000
Mago Tovar, Alonso	No	15,000
Carvajal, Jesus	No	15,000
Stevenson, David	No	250,000
Rubinos, Marco	No	10,000
Wood, Suzanne L.	No	250,000
Total:		1,775,000

2. The President or Secretary or any one Director of the Company is hereby authorized to execute on behalf of the Company all documentation requiring execution, including Stock Option Agreements and a Declaration of Incentive Stock Options required to be filed by the Company with the CanadianVenture Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following persons for the number of shares set opposite their names hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letters dated June 7, 2000, and September 18, 2001, copies of which are attached.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on May 17, 2000, and July 24, 2001, copies of which are attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the Canadian Venture Exchange Policy 6, you are hereby authorized to send a copy of this treasury order to the Canadian Venture Exchange and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Patricia Navarro 1305-200 Newport Drive Port Moody, BC V3H 5B7	10,000	$0.95
Manfred Peschke 93 Teslin Road Whitehorse, Yukon Y1A 3M7	100,000	$0.96
Luca Riccio 5403 Molina Road North Vancouver, BC V7R 7P5	50,000	$0.96
Paul Matysek 1609 Gladstone Avenue Victoria, BC V8R 1S6	22,500	$0.96
Mark Peschke 1008-1060 Alberni Street Vancouver, BC V6E 4K2	10,000	$0.96

Dated this 21st day of February, 2002.

VANNESSA VENTURES LTD.

Per: ______________________
Director

Per: ______________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. The President or Secretary or any one Director of the Company is hereby authorized to execute on behalf of the Company all documentation requiring execution, including Stock Option Agreements and a Declaration of Incentive Stock Options required to be filed by the Company with the CanadianVenture Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary



CANADIAN VENTURE EXCHANGE

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\466905\1

CANADIAN VENTURE EXCHANGE

June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
John Aroundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Peschke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BC CANADA V7Y 1H1
TEL (604) [illegible] FAX (604) [illegible] WWW.CDNX.CA



September 18, 2001

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #67020

We acknowledge receipt of your letter dated August 3, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
George Chapel	50,000
Jennifer Falconer	5,000
Lorne Gordon*	50,000
Vern Hall	50,000
Nestor Hernandez	10,000
Eric X. Lavarack	30,000
Nelson Lindermann	10,000
Paul Matysek	80,000
Patricia Navarro	10,000
Esther Park	5,000
Manfred Peschke	250,000
Mark Peschke	20,000
Erich Rauguth	250,000
Richard Genovese	350,000
Diwanti Janki	5,000
Vincent Fesslo	5,000
Stephen Lamazon	10,000
Rene Gay Pola	15,000
Mariana Almeda	15,000
Luis Ignacio Rojas	15,000
Alonso Mago Tovar	15,000
Jesus Carvajal	15,000
David Stevenson	250,000
Marco Rubinos	10,000
Suzanne L. Wood	250,000

The options are exercisable up to July 24, 2006 at a price of $0.95 per share.


CDNX



*** Please note that the options granted to Mr. Lorne Gordon are only conditionally accepted until we receive his Personal Information Form.**

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6968 / FAX: (604) 844-7502 / EMAIL: vwong@cdnx.com.

Yours truly,

Vivienne Wong
Assistant Analyst
Corporate Finance

VW/

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\770260\1

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 24th DAY OF JULY, 2001

PRESENT: Manfred Peschke
Vern Hall (by telephone)
George Chapel (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 1,775,000 shares of the Company's capital stock excercisable in whole or in part on or before July 24th, 2006 at a price of $0.95 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Chapel, George	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Hernandez, Nestor	No	10,000
Lavarack, Eric X.	No	30,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Navarro, Patricia	No	10,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	250,000
Peschke, Mark	No	20,000
Rauguth, Erich	Yes	250,000
Genovese, Richard	No	350,000
Janki, Diwanti	No	5,000
Fessio, Vincent	No	5,000
Lamazon, Stephen	No	10,000
Gay Pola, Rene	No	15,000
Almeda, Mariana	No	15,000
Rojas, Luis Ignacio	No	15,000
Mago Tovar, Alonso	No	15,000
Carvajal, Jesus	No	15,000
Stevenson, David	No	250,000
Rubinos, Marco	No	10,000
Wood, Suzanne L.	No	250,000
Total:		1,775,000

2. The President or Secretary or any one Director of the Company is hereby authorized to execute on behalf of the Company all documentation requiring execution, including Stock Option Agreements and a Declaration of Incentive Stock Options required to be filed by the Company with the CanadianVenture Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

12G3-2(b) #82-4473

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue certificates for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated September 18, 2001, a copy of which is attached.

We certify that the allotment and issuance of the shares have been approved by resolutions passed by the directors of the Company on July 24, 2001, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the Canadian Venture Exchange Policy 6, you are hereby authorized to send a copy of this treasury order to the Canadian Venture Exchange and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Nelson Lindermann Rua Carlos Pereira de Melo No. 470 Bairro Jardim Floresta Boa Vista, Roraima Brazil Z.P. 10-000	10,000	$0.95

Dated this 8th day of April, 2002.

VANNESSA VENTURES LTD.

Per:____________________
Director

Per:____________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 24th DAY OF JULY, 2001

PRESENT: Manfred Peschke
Vern Hall (by telephone)
George Chapel (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 1,775,000 shares of the Company's capital stock excercisable in whole or in part on or before July 24th, 2006 at a price of $0.95 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Chapel, George	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Hernandez, Nestor	No	10,000
Lavarack, Eric X.	No	30,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Navarro, Patricia	No	10,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	250,000
Peschke, Mark	No	20,000
Rauguth, Erich	Yes	250,000
Genovese, Richard	No	350,000
Janki, Diwanti	No	5,000
Fessio, Vincent	No	5,000
Lamazon, Stephen	No	10,000
Gay Pola, Rene	No	15,000
Almeda, Mariana	No	15,000
Rojas, Luis Ignacio	No	15,000
Mago Tovar, Alonso	No	15,000
Carvajal, Jesus	No	15,000
Stevenson, David	No	250,000
Rubinos, Marco	No	10,000
Wood, Suzanne L.	No	250,000
Total:		1,775,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of Incentive** Stock Options required to be filed by the Company with the **CanadianVenture Exchange**, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary


CDNX

September 18, 2001

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #67020

We acknowledge receipt of your letter dated August 3, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
George Chapel	50,000
Jennifer Falconer	5,000
Lorne Gordon*	50,000
Vern Hall	50,000
Nestor Hernandez	10,000
Eric X. Lavarack	30,000
Nelson Lindermann	10,000
Paul Matysek	80,000
Patricia Navarro	10,000
Esther Park	5,000
Manfred Peschke	250,000
Mark Peschke	20,000
Erich Rauguth	250,000
Richard Genovese	350,000
Diwanti Janki	5,000
Vincent Fesslo	5,000
Stephen Lamazon	10,000
Rene Gay Pola	15,000
Mariana Almeda	15,000
Luis Ignacio Rojas	15,000
Alonso Mago Tovar	15,000
Jesus Carvajal	15,000
David Stevenson	250,000
Marco Rubinos	10,000
Suzanne L. Wood	250,000

The options are exercisable up to July 24, 2006 at a price of $0.95 per share.

P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA CANADA V7Y 1H1
TEL (604) 689-3334 FAX (604) 488-3121 WWW.CDNX.COM


CDNX



*** Please note that the options granted to Mr. Lorne Gordon are only conditionally accepted until we receive his Personal Information Form.**

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6968 / FAX: (604) 844-7502 / EMAIL: vwong@cdnx.com.

Yours truly,

Vivienne Wong
Assistant Analyst
Corporate Finance

VW/

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\770260\1

12G3-2(b) #82-4473

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue a certificate for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated June 7, 2000, a copy of which is attached.

We certify that the allotment and issuance of the shares has been approved by a resolution passed by the directors of the Company on May 17, 2000, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with stock exchange rules, you are hereby authorized to send a copy of this treasury order to the BC Securities Commission and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Robin Rajkumar 49 Eastern Hwy. Lamaha Garden Georgetown, Guyana	20,000	$0.96

Dated this 27th day of May 2002.

VANNESSA VENTURES LTD.

Per:____________________
Director

Per:____________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.



CANADIAN VENTURE EXCHANGE

June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
John Aroundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Pesohke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\466905\1



MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. **The President or Secretary** or any one Director of the Company is hereby authorized to execute on **behalf of the Company all** documentation requiring execution, including Stock Option Agreements **and a Declaration of** Incentive Stock Options required to be filed by the Company with the **CanadianVenture** Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, UPON MOTION duly made and seconded, **IT WAS RESOLVED that the Meeting terminate.**

Chairman & Recording Secretary

12G3-2(b) #82-4473

Computershare Investor Services Inc.
401-510 Burrard St.
Vancouver, BC
V6C 3B9

TREASURY ORDER

Gentlemen:

You are hereby authorized and directed to hold to the order of or to issue a certificate for fully paid shares of the capital stock of Vannessa Ventures Ltd. to the following person for the number of shares set opposite his name hereunder.

The shares are being issued in connection with options which were accepted for filing by the Canadian Venture Exchange by their notice letter dated June 7, 2000, a copy of which is attached.

We certify that the allotment and issuance of the shares has been approved by a resolution passed by the directors of the Company on May 17, 2000, a copy of which is attached to this Treasury Order, and that the Company has received full payment for the shares so that they are fully paid and non-assessable.

We also certify that the said allotment is not made consequent upon a direction given by an Optionee or other party primarily entitled to ownership in said shares, but that it constitutes the first transaction having the effect of creating ownership, control or the right to receive the shares.

In accordance with the Canadian Venture Exchange Policy 6, you are hereby authorized to send a copy of this treasury order to the Canadian Venture Exchange and any other relevant regulatory authority.

Name and Address	No. of Shares	Price per Share
Mark Peschke 1008-1060 Alberni Street Vancouver, BC V6E 4K2	10,000	$0.96

Dated this 28th day of February, 2002.

VANNESSA VENTURES LTD.

Per:________________________
Director

Per:________________________
Director

Note: This treasury order must bear the signatures of at least two directors of the Company, who may sign in counterpart as long as at least one signature on the treasury order is original.

CANADIAN  VENTURE EXCHANGE

June 7, 2000

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: C. Bruce Scott

Dear Sir\Madame:

Re: Vannessa Ventures Ltd. (the "Company") - Submission #54329

We acknowledge receipt of your letter dated May 23, 2000 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	**No. of Shares**
John Amundrud	50,000
Jennifer Falconer	5,000
Lorn Gordon	50,000
Vern Hall	50,000
Jennifer Jackson	5,000
Nelson Lindermann	10,000
Paul Maysek	80,000
Esther Park	5,000
Manfred Peschke	100,000
Mark Peschke	30,000
Robin Rajkumar	20,000
Erich Rauguth	80,000
Luca Riccio	50,000
Marco Rubinos	10,000

The options are exercisable up to May 17, 2005 at a price of $0.96 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".


X

CANADIAN VENTURE EXCHANGE

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s).

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

cc: BC Securities Commission, Attention: Corporate Finance
Vannessa Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\466905\1

MINUTES OF A DIRECTOR'S MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 17TH DAY OF May, 2000.

PRESENT: Manfred Peschke
Vern Hall (by telephone)
Luca Riccio
John Amundrud (by telephone)
Lorne Gordon (by telephone)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

INCENTIVE STOCK OPTIONS

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Incentive Stock Options be granted on a total of 545,000 shares of the Company's capital stock exercisable in whole or in part on or before May 17, 2005 at a price of $0.96 per share as follows:

Name of Optionee	Insider Yes/No	Number Of Shares
Amundrud, John	Yes	50,000
Falconer, Jennifer	No	5,000
Gordon, Lorne	Yes	50,000
Hall, Vern	Yes	50,000
Jackson, Jennifer	No	5,000
Lindermann, Nelson	No	10,000
Matysek, Paul	No	80,000
Park, Esther	No	5,000
Peschke, Manfred	Yes	100,000
Peschke, Mark	No	30,000
Rajkumar, Robin	No	20,000
Rauguth, Erich	No	80,000
Riccio, Luca	Yes	50,000
Rubinos, Marco	No	10,000

2. The President or Secretary or any one Director of the Company is hereby authorized to execute on behalf of the Company all documentation requiring execution, including Stock Option Agreements and a Declaration of Incentive Stock Options required to be filed by the Company with the CanadianVenture Exchange, affixing the Company seal as required;

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary

MINUTES OF A MEETING OF THE DIRECTORS OF THE COMPANY

HELD BY TELEPHONE ON FEBRUARY 26, 2002 AT 10:00 A.M. (VANCOUVER TIME)

ORGANIZATION

PRESENT: MANFRED PESCHKE (IN VANCOUVER)
VERN HALL (BY TELEPHONE)
LORNE GORDON (BY TELEPHONE)
GEORGE CHAPEL (BY TELEPHONE)

The President took the chair. A quorum being present the chairman declared the meeting to be regularly constituted and open for the transaction of business.

FINANCIAL STATEMENTS

NOW THEREFORE BE IT RESOLVED THAT the Interim Financial Statements for the period ending December 31, 2001 in the form presented to the Directors be and are hereby approved by the Board of Directors of the Company and that any two Directors of the Company be and are hereby authorized to sign the balance sheet of these Financial Statements to evidence of this approval;

BE IT FURTHER RESOLVED that these resolutions may be signed by the Directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth above.

Termination

There being no further business to transact, UPON MOTION IT WAS RESOLVED that the meeting be concluded.

CHAIRMAN

MINUTES OF A DIRECTORS MEETING OF VANNESSA VENTURES LTD. HELD AT 1710 – 1040 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 26TH DAY OF FEBRUARY 2002

PRESENT: Manfred Peschke
Vern Hall (by telephone and fax)
Lorne Gordon (by telephone and fax)
George Chapel (by telephone and fax)
Erich Rauguth (by telephone and fax)

CHAIRMAN AND QUORUM

Manfred Peschke convened the Meeting and appointed himself as Chairman and Recording Secretary with the consent of the Meeting.

All of the Directors being in attendance, the Chairman declared that a quorum was present and that the Meeting was duly called and validly constituted for the conduct of business.

PROPERTY COST IN BRAZIL TO BE WRITTEN OFF

WHEREAS:

The Company owns a number of properties in Brazil, which are grass roots prospects and increasable expensive to hold, the company has decided to concentrate on more advanced projects.

UPON MOTION DULY MADE, SECONDED AND UNANIMOUSLY APPROVED, it was:

RESOLVED THAT:

1. Management is authorized to cancel all Brazilian property leases and to close its operations in Brazil.

2. Management is authorized to write-off all carried expenses of approx. $1.2 Million during the current fiscal year.

TERMINATION

There being no further business, **UPON MOTION** duly made and seconded, **IT WAS RESOLVED** that the Meeting terminate.

Chairman & Recording Secretary

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

VANNESSA LAS CRISTINAS UPDATE

November 8, 2001

Vancouver - Vannessa Ventures Ltd. (CDNX:VVV, US OTC BB:VNVNF) announces that it has been advised by Minera Las Cristinas C.A. (MINCA), the sole operator legally empowered to develop the 11.8 million ounce Las Cristinas Project, that the Corporacion Venezolana de Guayana (CVG) intends to cancel MINCA's work contract effective November 13, 2001. Vannessa holds a 95% interest in MINCA and controls both the management and Board of Directors of MINCA.

On the surface, this action appears negative and is not in line with MINCA's three month long aspiration of establishing a positive work relationship with its partner (CVG) for the benefit of the shareholders of MINCA and the very many Venezuelan people affected and dependent on the economic development in the region.

At the same time, Vannessa is pleased with this development because for the first time CVG has clearly defined the legal basis which it feels supports the cancellation of the contract. Contrary to its original position, the CVG now no longer questions the legality of the transaction of the purchase of Placer Dome de Venezuela (and thereby 95% ownership of MINCA) by Vannessa, which previously had been its most important point of contention with respect to the contract.

CVG now contends that on the basis of:

a) default in areas of activity reporting requirements, and
b) delayed mine development without CVG approval,
   the contract should be rescinded.

Both claims have been rejected by MINCA as invalid and are currently being legally defended. MINCA is confident that its efforts will be successful, the claims made by the CVG will be dismissed and the planned development of the project jointly with the CVG will proceed.

"MANFRED PESCHKE"
Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information please contact:
Paul Matysek, Corporate Development, 1-888-339-6339 / 1-604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462 available from our Vancouver office. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462


12G3-2(b) #82-4473
vannessa
VENTURES LTD

VANNESSA LAS CRISTINAS UPDATE

November 19, 2001

Vancouver - Vannessa Ventures Ltd. (CDNX:VVV, US OTC BB:VNVNF) announces that it has been advised by Minera Las Cristinas C.A. (MINCA) that the Corporation Venezolana de Guyana (CVG) will cancel the existing work contract for the Las Cristinas Project based on non-performance, which, the CVG claims, is not subject to arbitration. In conjunction with this decision, the CVG has taken possession of the Las Cristinas Camp. Vannessa holds a 95% interest in MINCA and controls both the management and the Board of Directors of MINCA.

MINCA, the legal operator of the property has started proceedings in Venezuela Court to reverse this illegal act based on the rights and regulations stipulated in the Work Contract between MINCA and CVG. MINCA's position is that paragraph 26 of the Work Contract clearly states:

"The parties shall make every possible effort to resolve, promptly and in good faith, any dispute arising in connection with this contract or its exhibits. Disputes which cannot be resolved amicably by the parties shall be exclusively and definitely resolved by arbitration under the Venezuelan Code of Civil Procedure, conducted in accordance with the Arbitration Rules of the Paris International Chamber of Commerce (the "Arbitration Rules")"

This paragraph was specifically added to the Work Contract to protect the investor and operator from unilateral actions. Without this paragraph and the protection it offers, no investor would have financed the difficult exploration of the Las Cristinas property nor would they have spent hundreds of millions of dollars to advance this grass-roots project to the feasibility study level it is at today. In addition to this professional achievement, hundreds of Venezuelan families have benefited from these expenditures and enjoyed substantial increases in their standard of living. CVG's action will definitely put foreign investors' goodwill and the sustainable development of local communities at risk. CVG's unnecessary unilateral action will set the stage for a long legal battle and effectively freeze the development of the project.

Vannessa, however, is confident that a positive solution will be found, for the benefit of all parties involved, either through arbitration or by other legal means suggested by senior legal counsel and which the Company is currently considering.

"MANFRED PESCHKE"
Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information please contact:
Paul Matysek, Corporate Development, 1-888-339-6339 / 1-604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462 available from our Vancouver office. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

VANNESSA ADVANCES MULTI-MILLION OUNCE CRUCITAS GOLD PROJECT

January 22, 2002

Vannessa Ventures Ltd. is pleased to announce that it has obtained the exploitation permit for it's 100% owned Crucitas Gold Project from the Government of Costa Rica. An Environmental Impact Assessment, which is in progress, is the final component required prior to construction of the mine.

The Crucitas Project, considered one of Central America's premier gold projects, is a multi-million ounce deposit comprised of a gold-bearing saprolite (weathered oxidized soil) and a gold-bearing hard rock resource. The most recent independent estimate of the entire deposit was completed by Independent Mining Consultants, Inc. who calculated the total measured and indicated gold resource at 0.8 g/t Au cutoff of 1.44 million ounces consisting of 29.6 Mt grading 1.51 g/t gold and 3.41 g/t silver. Inferred resources on the Crucitas Property are 10.1 Mt grading 1.56 g/t gold and 2.93 g/t silver for 503,000 ounces. Additional inferred resources at the nearby Conchudita concession are 3.2 Mt grading 4.56 g/t gold containing 469,000 ounces. The combined 2.37 million ounce resource estimate is based on US$32 million of exploration and development work completed by Vannessa and previous owners. The database includes more than 31,000 gold assays from 385 diamond and auger drill holes totaling over 36,000 meters.

The permit is based on the 1999 Crucitas Gold Project feasibility study, which was prepared under the coordination of Cambior Inc., Projects & Construction, and the consulting engineering firms Independent Mining Consultants Inc., SNC Lavalin, Golder & Associates Ltd. and SRK Consulting Ltd.

The exploitation permit allows Vannessa to proceed with it's plan to initially mine the near-surface gold-bearing saprolite resources at an estimated 80,000 ounces per year. Based on independent resource estimate of the near-surface resources by Dr. Giles Peatfield, P.Eng. and John Zbeetnoff, P.Geo. a measured and indicated resource of approximately 723,000 ounces (10.34 Mt grading 2.17 g/t gold) and 180,000 ounces of inferred resource (2.95 Mt grading 1.89 g/t gold) have been outlined to date. Considerable scope also exists to increase the near surface gold resource. A saprolite mining scoping study by BGC Engineering Ltd. of Vancouver demonstrated that mining of the saprolite would be economic at today's gold prices and offer significantly lower capital costs, higher grades and fewer water and waste management challenges.

Construction costs for the initial phase of mining are estimated to be US$27 million. The Crucitas Project has received considerable attention from banks and other financial institutions interested in project financing. Vannessa is currently evaluating a number of term sheets for the financing of the Crucitas Gold Project.

"MANFRED PESCHKE"
Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development ,604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

VANNESSA VENTURES LTD. GUYANA UPDATE

February 14, 2002

Vannessa Ventures Ltd is pleased to announce that the final pre-production inspection by the Executive Branch of the Government of Guyana and Ministry of Mines has taken place at its Maple Creek Diamond and Gold Mine.

The mine is located in central Guyana in the prolific Potaro mining district. This region, one of Guyana's richest for diamonds and gold, has long been recognized for its output of exceptional gemstones. The largest gem-quality diamonds ever found in Guyana, 56.75 and 25.67 carats, were recovered from Vannessa's 100% owned land holdings.

The Maple Creek Mine lies within Vannessa's 40,000-acre Potaro claims which encompass both the Potaro and Uewang river drainage system. These rivers and their tributaries have produced significant quantities of both diamonds and gold since the early 1900's. Systematic exploration and extensive test-pitting by Vannessa has uncovered a gold and diamond bearing paleochannel measuring over 4,200 meters in length, averaging 327 meters in width and 19 meters in thickness.

The Honourable Prime Minister Samuel Hinds and staff members who are responsible for the mining sector were joined by the Commissioner of the Guyana Geology and Mines Commission, Mr. Robinson Benn, as well as company officers. During his visit the Prime Minister expressed his appreciation for Guyana's newest mine by commenting:

"This is a core development for the Mahdia/Potaro region, which will certainly attract other investments and developments. The Maple Creek Mine's state of the art diamond recovery system is a first for Guyana."

During his visit, the Prime Minister also updated company officials about his Government's plan to push ahead with a 100 –150 megawatt hydroelectric development only 30 kilometers west of the company's Potaro properties. The power lines will be crossing the property and the availability of this new power source will significantly enhance the profitability of the mining operation by replacing a number of diesel generators and eliminating transport costs for getting fuel to the mine site.

Further positive development in Guyana includes the start of the construction of a bridge spanning the Takatu River into Brazil. This access will bring the company's Marudi Gold Project, once considered to be too remote to be economical, within reach of a paved highway to a large supply and service centre at Boa Vista, Brazil. Limited testing of the hard-rock potential has identified a gold resource of more than 450,000 ounces based on measured and indicated resources of 3.38 million tonnes grading 2.94 g/t gold (using a cutoff of 1 g/t Au) and inferred resources of 2.83 million tonnes grading 1.77 g/t gold. Re-interpretation of the existing geological, geochemical and geophysical database has identified considerable scope for expanding the resource in both the bedrock and near-surface oxide zones.

"MANFRED PESCHKE"
Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information: Paul Matysek; Exploration & Corporate Development; 604-689-8927

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-447


vannessa
VENTURES LTD

News Release

VANNESSA OPENS FOR TRADING ON THE BERLIN STOCK EXCHANGE

February 19, 2002

Vannessa Ventures Ltd **(CDNX:VVV; OTCBB:VNVNF; Berlin Stock Exchange:VVT)** is pleased to announce that it has been accepted, listed and is trading on the Berlin Stock Exchange as of February 14, 2002.

The company is trading under the symbol "VVT" and its German Securities Identification is "WKN 914781". This listing marks a further step along Vannessa Ventures' corporate strategy of providing additional market visibility. The Berlin Stock Exchange listing will provide real-time and convenient access for new and existing shareholders in the European community.

"The European investment community has always shown a keen interest in Canadian gold and diamond exploration and mining companies. Many European investors who follow Vannessa's activities will now have easy access to our market", stated Vannessa CEO and President Manfred Peschke. The rapidly growing and active Berlin Stock Exchange lists more than 100 Canadian companies.

About the Berlin Stock Exchange

The Berlin Stock Exchange is primarily targeted at private investors, listing more than 10,000 stocks from over 60 countries, more than any other market worldwide. The Berlin Stock Exchange has made broker order books available via the Internet. This means that investors can trade immediately in the prices entered by market specialists and published on-line. Since August 1999 all NASDAQ companies are listed. Also many NYSE companies and several OTCBB companies are traded there, making the Berlin Stock Exchange the largest offshore securities market for American securities. For further information please visit www.berlinerboerse.de. Berlin Stock Exchange trading information on Vannessa can be directly accessed from our web-site www.vannessa.com.

Vannessa Ventures Ltd. is a well-funded, debt-free Vancouver-based diamond and gold exploration and mining company with a diamond and gold mine in pre-production, two multi-million ounce gold projects in advanced stages of permitting and development and a number of high quality 100% owned gold and diamond exploration projects in Latin America.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information: Paul Matysek; Exploration & Corporate Development; 604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-447


vannessa
VENTURES LTD

CLOSING OF $780,000 PRIVATE PLACEMENT

February 21, 2002

The Company has now closed its recently announced private placement of 780,000 Units of the Company at the price of $1.00 per Unit, each Unit consisting of 1 fully paid common share in the capital of the Company and one non-transferable share purchase warrant, each warrant entitling the holder to purchase one additional share in the capital of the Company at the price of $1.15 per share until February 18, 2003. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in Canada until June 19, 2002 except as permitted by the *Securities Act* and the Rules made thereunder and the Canadian Venture Exchange.

"MANFRED PESCHKE"
Manfred Peschke, President

VANNESSA VENTURES LTD.

For further information: Paul Matysek; Exploration & Corporate Development; 604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462


12G3-2(b) #82-4473
vannessa
VENTURES LTD



VANNESSA CLOSER TO DEVELOPING LAS CRISTINAS

March 11, 2002

Vancouver - Vannessa Ventures Ltd. is pleased to announce a positive development, which will clear the way for the Company to deal with the Las Cristinas title issue outside of the CVG/MINCA contractual dispute. The Company has been advised that the Venezuelan Ministry of Mines has cancelled the gold and copper rights to the Las Cristinas concessions previously held by the Corporation Venezolana de Guayana (CVG) as of March 8, 2002.

Exercising its sole legal right to the gold concession titles under current Venezuelan law, Minera Las Cristinas C.A. (MINCA) has filed all pertinent documents necessary to obtain clear title for the gold concessions from the Ministry of Mines. The 1999 mining law places MINCA in priority position for the Las Cristinas gold concession titles.

Furthermore, the copper rights, which were granted to the CVG by the Ministry of Mines were obtained by MINCA from the CVG by legal Ministry of Mines title transfer. MINCA is appealing the cancellation of the copper rights to the concessions.

Vannessa, through its wholly owned subsidiary Vannessa de Venezuela holds, a 95% interest in MINCA. The CVG, which owns 5% of MINCA, has the option to earn an additional 25%.

MINCA has all relevant data, development permits and financing for the immediate development of the Las Cristinas Project.

Acting on a filing submitted by MINCA, the Venezuelan Attorney General's Office has directed their federal commercial crime unit to independently investigate the actions leading to the present legal dispute, which effectively stalled the development of the Las Cristinas Project.

MINCA will continue to aggressively pursue all legal avenues to protect its interest.

"MANFRED PESCHKE"
Manfred Peschke, President

VANNESSA VENTURES LTD.

For further information: Paul Matysek; Exploration & Corporate Development; 604-689-8927

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462


12G3-2(b) #82-4473
vannessa
VENTURES LTD

VANNESSA SUBMITS CRUCITAS ENVIRONMENTAL IMPACT STUDY

March 19, 2002

Vancouver - Vannessa Ventures Ltd., through its 100% owned subsidiary Industrias Infinto S.A., has submitted to the Secretaria Tecnica Nacional Ambiental (SETENA) the Environmental Impact Study (EIS) for the Crucitas Gold Project. Approval from SETENA is the last essential requirement for construction of the mine, and is expected later this year.

The Crucitas Project, considered one of Central America's premier gold projects, is a multi-million ounce deposit comprised of a gold-bearing saprolite (weathered oxidized soil) and a gold-bearing hard rock resource, in northeastern Costa Rica. The most recent independent estimate of the entire deposit was completed by Independent Mining Consultants, Inc. who calculated the total measured and indicated gold resource at 0.8 g/t Au cutoff of 1.44 million ounces consisting of 29.6 Mt grading 1.51 g/t gold and 3.41 g/t silver. Inferred resources on the Crucitas Property are 10.1 Mt grading 1.56 g/t gold and 2.93 g/t silver for 503,000 ounces. Additional inferred resources at the nearby Conchudita concession are 3.2 Mt grading 4.56 g/t gold containing 469,000 ounces. The combined 2.37 million ounce resource estimate is based on US$32 million of exploration and development work completed by Vannessa and previous owners. The database includes more than 31,000 gold assays from 385 diamond and auger drill holes totaling over 36,000 meters.

The granting of an environmental permit will allow Vannessa to proceed with its plan to initially mine the near-surface gold-bearing saprolite resources at an estimated 80,000 ounces per year. Based on independent resource estimate of the near-surface resources by Dr. Giles Peatfield, P.Eng. and John Zbeetnoff, P.Geo. a measured and indicated resource of approximately 723,000 ounces (10.34 Mt grading 2.17 g/t gold) and 180,000 ounces of inferred resource (2.95 Mt grading 1.89 g/t gold) have been outlined to date. Considerable scope also exists to increase the near surface gold resource. A saprolite mining scoping study by BGC Engineering Ltd. of Vancouver demonstrated that mining of the saprolite would be economic at today's gold prices (estimated operating cash cost is US$ 130/oz.) and offer significantly lower capital costs, higher grades and fewer water and waste management challenges.

Construction costs for the initial phase of mining are estimated to be US$27 million. The Crucitas Gold Project has received considerable attention from banks and other financial institutions interested in project financing. Vannessa is currently evaluating a number of term sheets for the financing of the Crucitas Gold Project.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek
Exploration & Corporate Development
604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

SUPREME COURT BOLSTERS VANNESSA'S CONFIDENCE IN LAS CRISTINAS

March 21, 2002

Vancouver - Vannessa announces that a ruling on March 19, 2002 by the Supreme Court of Venezuela upheld a lower court ruling which deemed MINCA's appeal for Constitutional protection for Las Cristinas inadmissible on the basis that there are already contractual provisions in place to protect MINCA's rights.

The ruling goes on to explain that "by common accord, the parties (MINCA and CVG) established contractually that the mechanisms to resolve disagreements, would be first in amicable fashion and failing that, by arbitration. Such mechanisms are constitutionally ratified under article 250 of the Constitution of the Bolivarian Republic of Venezuela."

In addition, the contract clearly provides for a rectification period to address deficiencies prior to going to arbitration.

It also confirms that the attempt by the Corporacion Venezolana de Guayana (CVG) to rescind the Las Cristinas work contract with Minera Las Cristinas (MINCA) was in contravention of contractual obligations.

This concurs with MINCA's claim that the CVG has acted arbitrarily and that the subsequent takeover of MINCA's assets was illegal.

We are satisfied that our confidence in the Laws of Venezuela has been justified by this ruling and the assurances it gives Vannessa and other companies who invest in the country.

MINCA is currently in discussions with the Ministry of Mines with respect to title and development issues.

Las Cristinas represents one of the world's top five undeveloped gold resources with proven and probable reserves of over 11.8 million ounces as reported by Placer Dome Ltd., 1997. Vannessa Ventures Ltd. owns 100% of Vannessa de Venezuela C.A. that has a 95% interest in MINCA.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development 604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

News Release

SECOND COURT DECISION CONFIRMS MINCA'S CONTRACTUAL RIGHTS

March 22, 2002

Vancouver – In a second ruling of this week the Venezuelan courts confirmed yesterday, that the CVG's administrative powers do not apply to the Las Cristinas contract and that MINCA can hold the CVG responsible for non-compliance under the terms of the contract.

The court deemed MINCA's application for constitutional protection inadmissible pointing out that the relationship between the parties is of a contractual nature and must be resolved under the terms outlined in the contract.

The court ruling goes on to point out that MINCA has several legal options available to obtain satisfaction, which for example include legal action to force the CVG into compliance with the contract, as well as requesting arbitration over non-compliance.

In order to avoid further progress delays of the Las Cristinas project, MINCA will, parallel to its defensive legal action, attempt to resolve the contractual impasse with the CVG through dialogue, as stipulated under the existing contract and suggested by the courts. This has always been and continues to be MINCA's preference to resolve this dispute.

Additionally, in order to protect its US$170 million investment, and its right to the Las Cristinas project, MINCA will continue with its active 1999 application for the Las Cristinas concession titles with the Ministry of Energy and Mines.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development 604-689-8927

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

JOINT VENTURE NETS $1.2 MILLION FOR VANNESSA'S MARUDI GOLD PROJECT

April 8, 2002

Vancouver – Vannessa Ventures Ltd. is pleased to announce that it has signed a joint venture agreement with a private company, Jamshidi & Associates, to explore, develop and mine the near surface gold resources at Marudi Mountain in southern Guyana.

Through its 100% owned subsidiary, Romanex, Vannessa holds a 12,500 acre Prospecting License over one of Guyana's prolific gold mining areas. Diamond drilling has been done on only one of six prospective areas. A 387,000-ounce resource was determined by Kilborn Engineering (1995) using a 1 g/t gold cut-off. The gold resource includes 320,000 measured and indicated ounces at an average grade of 2.94 g/t gold and inferred resources of approximately 67,000 ounces at an average grade of 2.45 g/t gold.

Re-interpretation of existing geological, geophysical and geochemical data confirms the existence of at least 5 hard-rock targets yet to be tested. Furthermore, the weathered portions (alluvium, colluvium and saprolites) of the two main areas drilled to date (Mazoa Hill and Marudi Ridge) as well as other potential hard-rock targets need to be systematically drilled and bulk sampled. Historical production in the area as evidenced by numerous workings point to the possibility of a significant oxide resource. In addition, ongoing infrastructural development of the region by the Government of Guyana is making the operational economics of the project more attractive.

Under the terms of the agreement the joint venture partners will form an operating company. Vannessa's 100% owned subsidiary will assign specific areas of its surface saprolite and alluvial mining rights of the Marudi Mountain Gold Property to the joint venture in return for 55% of the outstanding shares of the joint venture company.

Jamshidi & Associates agree to invest $1,200,000 into the joint venture company, in return for 45% of the outstanding shares. In addition, Jamshidi will receive a 3% interest in Vannessa's equity in Romanex. A finders fee is also payable.

With this joint venture and continued support of the Government of Guyana, the Marudi Mountain Gold project will get the attention it deserves. The planned trenching and drilling will ensure that substantial information will be gained which should increase the known hardrock potential of the area. The company plans to mobilize people and equipment to the area shortly.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development 604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

LAS CRISTINAS UPDATE

May 15, 2002

Vancouver – Further to our previous news releases of November 19, 2001 and March 11, 21, 22, 2002, we would like to update our valued shareholders with respect to Vannessa's Las Cristinas Gold and Copper Project in Venezuela.

A number of legal actions have been taken by Vannessa's subsidiary company "MINCA" in Venezuela to safeguard its rights to the Las Cristinas concession.

These include a request for annulment of the CVG's unilateral termination of the Work Contract and forceful occupation and possession of MINCA's assets, based on the fact that the Supreme Court has determined the existence of contractual rights for arbitration and constitutional rights under Article 258 of the Venezuelan Constitution.

Furthermore, MINCA has filed legal action with the Supreme Court against the Ministry of Mines (MEM) to reverse its decision to cancel the copper concession rights. The MEM has since given the Company "reconsideration" rights. Negotiations are continuing.

An annulment request was also filed on legal and constitutional grounds against the Presidential Decree declaring the Las Cristinas Concessions a project of "National Reserve". On legal grounds, because this decree interferes with due process on a number of outstanding legal issues and investigations presently before the courts and on constitutional grounds, because legal counsel has advised the Company that the law which provides for the creation of "National Reserves" provides for targeting an Industry (not individual projects, which is discriminatory) and furthermore requires an Act of Law and cannot be initiated by Decree. Also, since the Decree violates the right to legitimate defence and due process it also violates the bilateral treaty for the protection of investments between Venezuela and Canada.

Legal action was also filed against the MEM's decision to revoke the rights to the gold concession since it was solely based on the CVG's contention that the contract for the Las Cristinas concession had been cancelled, when in fact the Supreme Court has ruled that MINCA has constitutional rights to arbitration.

The above summary should assure our shareholders that the company continues to use all legal means available because we believe that the law will prevail.

Las Cristinas represents one of the top five undeveloped gold resources with reserves of over 11.8 million ounces as reported by Placer Dome Ltd., 1997. Vannessa Ventures Ltd. owns 100% of Vannessa de Venezuela C.A. that has a 95% interest in MINCA.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.





Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

$600,000 NON-BROKERED PRIVATE PLACEMENT

May 16, 2002

The Company has concluded negotiations for a non-brokered private placement of 300,000 Units of the Company at a price of $2.00 per Unit, each Unit consisting of 1 common share and 1 warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share for a period of 24 months. Net proceeds from the private placement will be used for development expenditures relating to its projects in Costa Rica and Venezuela and working capital.

This private placement is subject to acceptance by the TSX Venture Exchange.

By order of the Board,

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development
604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

12G3-2(b) #82-4473


vannessa
VENTURES LTD

MAPLE CREEK MINE UPDATE

May 22, 2002

Guyana - Vannessa Ventures Ltd. is pleased to announce that the construction of the Maple Creek Mine and all associated infrastructure (Government approved airstrip, access roads, Marine/Barge system etc.) is now completed with the exception of the settling ponds needed to settle the effluent and to provide water to the plant for processing. In order to achieve sufficient capacity, approximately 400 000 m^3 of soil must be excavated and placed or processed. Those materials from the settling pond areas which carry some values (in diamond and gold) are currently being processed. These materials are a combination of overburden, side pay and only very little from the pay channel. The material is mainly used to fine tune the processing equipment and to recover some values which help to offset the cost of the building of the settling ponds. We are happy to report that diamonds and gold are being recovered on a daily basis, however at this stage, recoveries are not representative of full volume/pay dirt production and will not be reported as production figures. The settling ponds are the last remaining requirement prior to start-up of full scale production.

The Mine itself was slated to process all concentrates from the Maple Creek paleo channel but its capacity has now been increased sufficiently to handle concentrate from all of Vannessa's properties in the area. This area encompasses approximately 40 000 ha and 4 more drainage systems to allow for future expansion of up to 400 % by only adding excavating and classifying equipment to the Mine.

A field geologist has been added to the staff at the mine site, who will map and record the excavations and help mine management with mine pit planning. In addition, the current returns from processing indicate much higher gold recoveries as had been anticipated from earlier exploration work. The Company intends to expand its exploration in the area to include the surrounding lateritic hills, saprolites and similar residual deposits. While the diamonds at Maple Creek could have traveled far, the much heavier gold might have come from a source closer at hand.

"MANFRED PESCHKE"

Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development
604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.


News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462


12G3-2(b) #82-4473
vannessa
VENTURES LTD

VANNESSA VENTURES LTD. ANNOUNCES

$5,300,000 PRIVATE PLACEMENT

May 23, 2002

Vancouver - Vannessa Ventures Ltd. is pleased to announce that the Company has concluded negotiations for a $5,300,000 private placement involving the sale of 2,000,000 Units at a price of $2.65 per Unit, each Unit consisting of 1 common share and 1 warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $2.85 per share for a period of 24 months. Net proceeds from the private placement will be used for development expenditures relating to its projects in Costa Rica and Venezuela and working capital. The Company has agreed to pay a finder's fee of 5% of the gross proceeds in cash, which fee the finder has agreed to invest in Units of the Company (as described above) at $2.65 per Unit.

This private placement is subject to acceptance by the TSX Venture Exchange.

"MANFRED PESCHKE"

Manfred Peschke, President

VANNESSA VENTURES LTD.

For further information:
Paul Matysek
Exploration & Corporate Development
604-689-8927

News Release

Suite 1710 - 1040 W. Georgia St.
Vancouver, BC, Canada V6E 4H1
Tel: (604) 689-8927 • Fax: (604) 689-8907
E-mail: info@vannessa.com

12G3-2(b) #82-4473


VANNESSA
VENTURES LTD

CDNX: VVV
OTC-BB: VNVNF
BERLIN: VVT—WKN: 914 781
SEC File: 12G3-2(b) #82-4473
20-F 000-30462

VANNESSA CRUCITAS (COSTA RICA) PROJECT UPDATE

May 29, 2002

Costa Rica - Vannessa Ventures (VVV : TSX Venture Exchange) is pleased to announce that a new mining code in Costa Rica has passed second and final reading in the Legislative Assembly and will be effective once published in the Gaceta Nacional. Of particular note is the redirection of the 2% royalty on all mining projects from National Treasury to the local Development Associations around the mines (villages) and to the closest municipality. Vannessa sees this as a progressive piece of legislation that positions the benefits to those most affected by mining projects.

Vannessa's subsidiary, Industrias Infinito S.A. is currently conducting public awareness programs on how the company's mining proposal will affect the nearby communities and as to the contents of the company's Environmental Impact Study. The first public program for the Coopevega community (27 km from the mine site) was recently held at the Crucitas Camp and was attended by a number of residents who showed interest and enthusiasm for the process. Additional presentations are scheduled over the next two weeks for rural communities of Moravia, Chamorro, Llano Verde, Crucitas and Jocote and in the Municipality of San Carlos.

The current increase in the gold price to the US$325 range had a very positive two-fold effect with respect to the company's gold resource at Crucitas. Firstly, the projected net profit potential in a scoping study completed for the currently being developed, near-surface, oxide gold resource (723,815oz., as reported on March 21, 2001) increased by 35%, and secondly, the total measured, indicated and inferred resource of 1.943 million ounces (including hard-rock, as reported in News Release March 19, 2002) has now become economically viable according to a 1999 feasibility study by Cambior Project and Construction Group. Production costs of less than US$160 per ounce and Capital costs of US$50 Million to US$60 Million had been projected in the feasibility study. In addition, the Company has drill targets on nearby concessions with inferred resources of 469,000 ounces of gold.

Lastly, Vannessa has received a serious offer for banking facilities to fund the definitive feasibility, construction and development of the near-surface resources at Crucitas. The potential financier, a large bank with a long successful history of mine financing, recently made a site visit and concluded that, "the Bank does not register any material issues that would prevent the successful development and operation of the project." Negotiations are ongoing.

"MANFRED PESCHKE"
Manfred Peschke, President
VANNESSA VENTURES LTD.

For further information:
Paul Matysek, Exploration & Corporate Development
604-689-8927

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

By: ______________________

Manfred Peschke
President & C.E.O.

Date: May 29, 2002